LETTERHEAD OF:

BALLARD SPAHR ANDREWS & INGERSOLL, LLP

JUSTIN P. KLEIN
Direct Dial: (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail: Kleinj@ballardspahr.com

November 8, 2007

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 000-14697

Ladies and Gentlemen:

We are pleased to provide this additional response letter on behalf of Harleysville Group Inc. (“Registrant” or the “Company”) to the Staff’s comments, as conveyed during a telephone discussion with Sasha Parikh on October 25, 2007, regarding the Registrant’s Form 10-K filed on March 9, 2007 (the “2006 10-K”).  For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.

Form 10-K for the year ended December 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
2006 Compared to 2005, page 23

1.
(c) and (d) Explain how adjusting severity to reflect the lower than expected severity is not a change to assumptions.  Also, disclose the key assumptions referenced in your response and include what changes made to these assumptions result in the ranges that you include in your disclosure.

RESPONSE:  (c) An estimate of ultimate severity (defined as estimated ultimate loss divided by estimated ultimate claims) determined at the end of a time period may be

        Securities and Exchange Commission
        November 8, 2007

revised based on the observed actual severity (defined as claim payments made during the time period divided by claims closed during the time period) during the time period.  The general assumptions and estimating process used to estimate ultimate loss may not change from one time period to the next but the assumptions and process are being applied to a body of data that has been augmented by the actual claims experience occurring during the time period.  In this instance, the cumulative loss experience for the prior accident years was impacted by a low level of actual claim payments and case reserve changes observed during the quarter.  The consistent application of the Company's estimating process to the new body of data resulted in a lower estimate of ultimate loss for the prior accident years.

RESPONSE:  (d) The range provided in the Company's Annual Report is determined using a well established statistical sampling technique called the Monte Carlo Simulation method.  This method uses the Company's actual historical loss data to estimate the mean and standard deviation of a statistical distribution for future loss development.  There have been no adjustments made to the historical data.  The Company's application of the Monte Carlo Simulation assumes that loss development factors within a development period are normally distributed with a mean and standard deviation as calculated from the historical data.  This assumption has not been changed.

Liquidity and Capital Resources, page 33

2.	Please confirm that the Registrant will provide the disclosure contained in its letter to the Staff dated October 11, 2007 in its future filings.

RESPONSE:  The Registrant confirms that it has provided this disclosure in the Registrant’s Form 10-Q for the quarter ended September 30, 2007 and that it will provide this disclosure in future filings.

3.	Please revise the Registrant’s table of contractual obligations to provide totals for each column of the table.

RESPONSE:  The following provides the Registrant’s revised contractual obligations table as of December 31, 2006 and reflects the requested totals:

        Securities and Exchange Commission
        November 8, 2007

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(in thousands)
Contractual Obligations:
Debt	$118,500				$118,500
Interest on debt	$43,685	$6,823	$13,646	$13,646	$9,570
Gross liability for unpaid losses and loss settlement expenses	$1,493,645	$359,993	$410,271	$193,896	$529,485
Total:	$1,655,830	$366,816	$423,917	$207,542	$657,555

Financial Statements - December 31, 2006

1 - Description of Business and Summary of Significant Accounting Policies, page 47
Investments, page 47

4.	Please revise the Registrant’s disclosure to indicate how the Registrant accounts for potential prepayment associated with mortgage backed securities, either prospectively or retrospectively.

RESPONSE:  The Registrant provides the following additional disclosure with regard to its investment policy:

Premiums and discounts on fixed income securities are amortized or accreted using the interest method.  Mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments.  Prepayment assumptions are reviewed periodically and adjusted as necessary to reflect actual prepayments and changes in expectations.  Adjustments related to changes in prepayment assumptions are recognized on a retrospective basis.

8 - Shareholders’ Equity, page 58

7.	Please confirm that the Registrant will provide the disclosure contained in its letter to the Staff dated October 11, 2007 in its future filings.

RESPONSE:  The Registrant confirms that it has provided this disclosure in the Registrant’s Form 10-Q for the quarter ended September 30, 2007 and that it will provide this disclosure in future filings.

     Securities and Exchange Commission
     November 8, 2007

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in our 2006 10-K;

•
comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the 2006 10-K do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Securities and Exchange Commission
        November 8, 2007

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ JUSTIN P. KLEIN

Justin P. Klein

cc:           Sasha S. Parikh, Division of Corporation Finance
Arthur E. Chandler, Senior Vice President and Chief Financial Officer
Robert A. Kauffman, Esquire, Senior Vice President, Secretary, General Counsel and Chief Governance Officer